Exhibit 99.1

2016 Semi-Annual Report

Second Quarter 2016

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2

SEMI-ANNUAL REPORT ON OPERATIONS	4

RESULTS OF OPERATIONS	4

STATEMENT OF FINANCIAL POSITION BY ACTIVITY	19

LIQUIDITY AND CAPITAL RESOURCES	20

RELATED PARTY TRANSACTIONS	23

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2016	23

RISKS AND UNCERTAINTIES	23

2016 U.S. GAAP OUTLOOK	25

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2016	26

Consolidated Income Statement	27

Consolidated Statement of Comprehensive Income	28

Consolidated Statement of Financial Position	29

Consolidated Statement of Cash Flows	31

Consolidated Statement of Changes in Equity	32

Notes	33

RESPONSIBILITY STATEMENT	65

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,373,838.87 (as of June 30, 2016)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS	INDEPENDENT AUDITOR Ernst & Young Accountants LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors(*)

Jacqueline A. Tammenoms Bakker(2)

Mina Gerowin(2)

Suzanne Heywood(2)(3)(**)

Léo W. Houle(3)(2)(***)

Peter Kalantzis(1)(3)

John Lanaway(1)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee
(*)	Mr John Elkann and Ms Maria Patrizia Grieco Members of the Board until April 15, 2016 Ms Suzanne Heywood and Ms Silke C. Scheiber Members of the Board since April 15, 2016
(**)	Member of each relevant Committee since April 29, 2016
(***) Senior	Non-Executive Director and Member of the Governance and Sustainability Committee since April 29, 2016

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), for U.S. Securities and Exchange Commission (“SEC”) and investor presentation purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Semi-Annual Report on Operations in the section “Results of Operations”, and in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS. This Semi-Annual Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

•	Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

•	Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

•	Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•	Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

•	Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	NAFTA: United States, Canada and Mexico;

•	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM: Central and South America, and the Caribbean Islands; and

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

This Semi-Annual Report is unaudited.

Introduction	2

Non-GAAP financial information

We monitor our operations through the use of several non-GAAP financial measures. Our management believes that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

•	Trading Profit: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•	Operating Profit under EU-IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash, cash equivalent, current securities and other financial assets. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Change excl. FX or Constant Currency: we discuss the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	3

SEMI-ANNUAL REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments. Transaction between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015

Consolidated Results of Operations

	Three Months Ended June 30, 2016			Three Months Ended June 30, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	6,886	6,506	495	7,060	6,697	491
Cost of sales	5,606	5,387	334	5,770	5,586	312
Selling, general and administrative costs	559	517	42	590	551	39
Research and development costs	245	245	—	212	212	—
Other income/(expense)	(22)	(21)	(1)	(31)	(29)	(2)
TRADING PROFIT/(LOSS)	454	336	118	457	319	138
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	10	9	1	23	22	1
Other unusual income/(expenses)	(50)	(50)	—	(11)	(11)	—
OPERATING PROFIT/(LOSS)	394	277	117	423	286	137
Financial income/(expenses)	(149)	(149)	—	(157)	(157)	—
Result from investments(1)	(17)	(24)	7	16	12	4
PROFIT/(LOSS) BEFORE TAXES	228	104	124	282	141	141
Income taxes	105	58	47	105	62	43
PROFIT/(LOSS) FOR THE PERIOD	123	46	77	177	79	98
Result from intersegment investments	—	77		—	98	—
PROFIT/(LOSS) FOR THE PERIOD	123	123	77	177	177	98

(1)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

We recorded net revenues of $6,886 million during the second quarter of 2016, down 2.5% (down 1.5% on a constant currency basis) compared to the same period in 2015. Net revenues of Industrial Activities were $6,506 million in the second quarter of 2016, a 2.9% decrease (down 1.9% on a constant currency basis) compared to the prior year. Net revenues increased in Commercial Vehicles and Powertrain, offsetting a portion of the decline in volumes in the remaining segments.

Semi–Annual Report on Operations	4

Cost of sales

Cost of sales were $5,606 million during the second quarter of 2016 compared with $5,770 million during the second quarter of 2015. The decrease of 2.8% was driven by the decline in revenues and significant cost reduction actions. As a percentage of net revenues, cost of sales was 81.4% and 81.7% in the second quarter of 2016 and 2015, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $559 million during the second quarter of 2016 (8.1% of net revenues), down 5.3% compared to $590 million recorded in the comparable period of 2015 (8.4% of net revenues). The decrease was primarily attributable to cost containment actions across all segments.

Research and development costs

In the three months ended June 30, 2016, research and development (“R&D”) costs were $245 million ($212 million in the comparable period of 2015) and included all the research and development costs not recognized as assets amounting to $120 million ($104 million in the second quarter of 2015) and the amortization of capitalized development costs of $125 million ($108 million in the second quarter of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $111 million ($127 million in the second quarter of 2015).

Other income/(expenses)

Other expenses were $22 million for the second quarter of 2016 ($31 million in the second quarter of 2015).

Restructuring costs

Restructuring costs for the second quarter of 2016 were $10 million compared to $23 million for the same period in 2015. The cost in both periods was primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the efficiency program launched in 2014.

Other unusual income/(expenses)

Other unusual expenses were $50 million for the quarter, an increase of $39 million for the same period in 2015. The increase was primarily attributable to an exceptional non-tax deductible charge of €45 million ($49 million) as a result of the European Commission settlement on the truck competition investigation. For additional information, see Note 27 “Commitments and contingencies” to the Semi-Annual Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $149 million during the second quarter of 2016, a $8 million decrease compared to the second quarter of 2015, primarily due to the lower foreign exchange losses.

Result from investments

Result from investments was a net loss of $17 million and a net gain of $16 million for the second quarter of 2016 and 2015, respectively. The decrease was primarily attributable to a one-time $42 million negative impact incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Income taxes

	Three Months Ended June 30,
($ million)	2016	2015
Profit before taxes	228	282
Income taxes	105	105

Effective tax rate	46.1%	37.2%

Income taxes totaled $105 million in the second quarter of 2016 (in line with the same period of 2015). The effective tax rate increased from 37.2% to 46.1%. Excluding the impact of the additional non-tax deductible charge for the European Commission settlement recognized in “Other unusual income/(expenses)”, the effective tax rate was 37.9% for the quarter.

Profit/(loss) for the period

Net profit was $123 million in the second quarter of 2016, a $54 million decrease compared to $177 million in the same period of 2015.

Semi–Annual Report on Operations	5

Reconciliation between Trading profit under EU-IFRS and Operating profit under U.S. GAAP

	Three Months Ended June 30, 2016
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under EU-IFRS	336	118	—	454
Development costs	14	—	—	14
Reclassification of interest compensation to Financial Services	85	—	(85)	—
Other adjustments and reclassifications, net	18	1	1	20

Operating profit under U.S. GAAP	453	119	(84)	488

	Three Months Ended June 30, 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under EU-IFRS	319	138	—	457
Development costs	(19)	—	—	(19)
Reclassification of interest compensation to Financial Services	75	—	(75)	—
Other adjustments and reclassifications, net	26	2	1	29

Operating profit under U.S. GAAP	401	140	(74)	467

Semi–Annual Report on Operations	6

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended June 30,
($ million)	2016	2015	% change	% change excl. FX
Agricultural Equipment	2,808	3,035	-7.5	-6.3
Construction Equipment	595	740	-19.6	-18.4
Commercial Vehicles	2,649	2,531	4.7	5.6
Powertrain	1,025	949	8.0	6.9
Eliminations and Other	(571)	(558)	n.m.	n.m.

Total Net revenues of Industrial Activities	6,506	6,697	-2.9	-1.9

Financial Services	495	491	0.8	3.1
Eliminations and Other	(115)	(128)	n.m.	n.m.

Total Net revenues	6,886	7,060	-2.5	-1.5

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended June 30,
($ million)	2016	2015	Change
Agricultural Equipment	228	211	17
Construction Equipment	(3)	19	-22
Commercial Vehicles	78	56	22
Powertrain	64	50	14
Eliminations and Other	(31)	(17)	-14
Total Trading profit of Industrial Activities	336	319	17

Financial Services	118	138	-20

Eliminations and Other	—	—	—

Total Trading profit	454	457	-3

Trading margin (%)	6.6	6.5

Net revenues of Industrial Activities were $6,506 million during the second quarter of 2016, down 2.9% (down 1.9% on a constant currency basis) compared to the same period in 2015. Net revenues increased for Commercial Vehicles and Powertrain, but decreased for Agricultural Equipment and Construction Equipment.

Trading profit of Industrial Activities was $336 million in the second quarter of 2016, a $17 million increase compared to the second quarter of 2015, with a trading margin of 5.2%, up 0.4 percentage points (“p.p.”) compared to the prior year period. Trading profit of Industrial Activities was primarily impacted by a $22 million increase for Commercial Vehicles and a $17 million increase for Agricultural Equipment, partially offset by a $22 million decrease for Construction Equipment.

Semi–Annual Report on Operations	7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended June 30, 2016 compared to 2015:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2016	2015	% Change
NAFTA	991	1,167	-15.1
EMEA	1,149	1,188	-3.3
LATAM	277	300	-7.7
APAC	391	380	2.9

Total	2,808	3,035	-7.5

Net revenues of the Agricultural Equipment business were $2,808 million for the second quarter, down 7.5% (down 6.3% on a constant currency basis) compared to the same period in 2015. The decrease was primarily the result of lower industry volume, unfavorable product mix in the row crop sector in NAFTA and unfavorable industry volume in the small grain sector in EMEA. Net revenues increased in APAC, mainly driven by higher volume in Australia. Sales in specialty tractors and harvesters in EMEA remain strong. In LATAM, sugar cane harvester demand offset the industry decline for tractors.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 19%, while demand for combines was down 20%. Demand for smaller, under 140 hp, tractors in NAFTA was flat. In LATAM, tractor and combine markets decreased 20% and 8%, respectively. EMEA markets were down 5% for tractors and 12% for combines. APAC markets increased 1% for tractors and 23% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors and combines. In the second quarter of 2016, Agricultural Equipment’s worldwide unit production was 1% above retail sales. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment, decreased 31% compared to the same period last year.

Trading profit

Agricultural Equipment’s trading profit was $228 million for the second quarter of 2016 compared to $211 million for the same period in 2015, with a trading margin of 8.1% (7.0% in the second quarter of 2015). The increase was primarily due to positive pricing and cost containment actions, including material cost reductions, and favorable foreign exchange impact.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended June 30, 2016 compared to the prior-year period:

Semi–Annual Report on Operations	8

Construction Equipment Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2016	2015	% change
NAFTA	320	429	-25.4
EMEA	138	149	-7.4
LATAM	68	87	-21.8
APAC	69	75	-8.0

Total	595	740	-19.6

Net revenues of the Construction Equipment business were $595 million during the three months ended June 30, 2016, down 19.6% (down 18.4% on a constant currency basis) compared to the same period in 2015 due to negative industry volumes primarily in the heavy product class in all regions.

In the second quarter of 2016, Construction Equipment’s worldwide heavy industry sales were down 12% while light industry sales were flat compared to the same period in 2015. Industry light equipment sales were flat in NAFTA, up in APAC and EMEA, and down in LATAM. Industry heavy equipment sales decreased in all regions.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment in all regions except for heavy and light equipment in LATAM, where market share increased 3.5 p.p. and 1.4 p.p., respectively.

Construction Equipment’s worldwide production levels were 9% above retail sales in the quarter to support the seasonal increase expected in NAFTA and EMEA. Second quarter production was 13% lower than the previous year to balance channel inventory with current demand conditions.

Trading profit/(loss)

Construction Equipment reported trading loss of $3 million for the second quarter of 2016 compared to a trading profit of $19 million for the same period in 2015. Trading margin decreased 3.1 p.p. to (0.5)% (2.6% in the second quarter of 2015) as a result of lower volumes in NAFTA and negative industrial absorption, partially offset by lower product cost and other cost containment actions.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region for the three months ended June 30, 2016 compared to the prior-year period:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2016	2015	% change
NAFTA	13	—	n.m.
EMEA	2,279	1,973	15.5
LATAM	171	333	-48.6
APAC	186	225	-17.3

Total	2,649	2,531	4.7

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,649 million during the three months ended June 30, 2016, up 4.7% (up 5.6% on a constant currency basis) compared to the same period in 2015 as a result of increased truck deliveries in EMEA. In LATAM, net revenues decreased due to lower industry volumes in Brazil and Argentina. Specialty vehicle unit deliveries declined 53% as a result of reduced deliveries of defence vehicles in Europe.

Semi–Annual Report on Operations	9

During the second quarter of 2016, the European truck market (GVW >3.5 tons) was up 16% compared to 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 10%, and the heavy vehicle market (GVW >16.0 tons) increased 17%. In LATAM, new truck registrations (GVW >3.5 tons) declined 35% compared to the second quarter of 2015, primarily impacted by a decrease of 34% in Brazil, 35% in Argentina and 77% in Venezuela. In APAC, registrations increased 5%.

In the second quarter of 2016, our market share in the European truck market (GVW >3.5 tons) was 11.6%, up 0.1 p.p. compared to the second quarter of 2015. Our market share in LATAM was 11.4%, down 1.2 p.p. compared to the second quarter of 2015.

Commercial Vehicles delivered approximately 41,700 vehicles (including buses and specialty vehicles) in the quarter, representing a 10% increase compared to the second quarter of 2015. Volumes were higher in the light and heavy segments, up 21% and 3%, respectively, while volumes in the medium segment were down 7%. Commercial Vehicles’ deliveries increased 16% in EMEA, but decreased in LATAM and APAC by 23% and 6%, respectively.

Commercial Vehicles’ second quarter ratio of units shipped and billed, or book-to-bill ratio, was 0.94, a decrease of 11% compared with the second quarter of 2015. In 2016, truck order intake in Europe increased 5% compared to the second quarter of 2015, with a 10% increase in light trucks, an 18% decrease in medium trucks and a 1% increase in heavy trucks.

Trading profit

Commercial Vehicles reported trading profit of $78 million for the second quarter of 2016 (trading margin of 2.9%). This represents a $22 million increase compared to the second quarter of 2015, or a $45 million increase excluding the $23 million trading profit recorded by our Venezuelan subsidiary in the second quarter of 2015 before the currency re-measurement in the second half of 2015. The increase was primarily a result of positive pricing, material cost reductions and manufacturing efficiencies in EMEA offsetting the difficult trading conditions in LATAM commercial vehicles, and reduced activity levels in the specialty vehicle business.

Powertrain

Net revenues

Powertrain’s net revenues were $1,025 million for the second quarter of 2016, an increase of 8.0% (up 6.9% on a constant currency basis) compared to the same period in 2015. The increase was due to higher sales volumes to third parties. Sales to external customers accounted for 46% of total net sales compared to 42% in 2015.

During the second quarter of 2016, Powertrain sold approximately 146,600 engines, an increase of 9% compared to 2015. In terms of major customers, 32% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 22,600 transmissions and 55,400 axles, an increase of 8% and 7%, respectively, compared to the second quarter of 2015.

Trading profit

During the second quarter of 2016, Powertrain’s trading profit was $64 million, up $14 million compared to the same period in 2015, with a trading margin of 6.2% (up 0.9 p.p. compared to 2015). The improvement was due to higher sales volumes, improved product mix, and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $495 million for the three months ended June 30, 2016, flat compared to the second quarter 2015 (up 3.1% on a constant currency basis) due to increased sales of equipment formerly on operating leases offset by lower average portfolio, a reduction in interest spreads and the negative impact of currency translation.

Semi–Annual Report on Operations	10

Net income

Net income of Financial Services was $77 million for the second quarter of 2016, a decrease of $21 million over the same period in 2015, primarily due to the lower average portfolio and the reduction in interest spreads.

Retail loan originations in the quarter were $2.3 billion, down $0.1 billion compared to the second quarter of 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.3 billion as of June 30, 2016 (of which retail was 64% and wholesale 36%) was down $0.1 billion compared to June 30, 2015. Excluding the impact of currency translation, the portfolio increased $0.2 billion, primarily in EMEA, partially offset by NAFTA.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Consolidated Results of Operations

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	12,361	11,636	950	13,127	12,379	985
Cost of sales	10,142	9,748	619	10,817	10,422	632
Selling, general and administrative costs	1,073	991	82	1,129	1,045	84
Research and development costs	470	470	—	415	415	—
Other income/(expense)	(38)	(34)	(4)	(42)	(38)	(4)
TRADING PROFIT/(LOSS)	638	393	245	724	459	265
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	25	24	1	32	31	1
Other unusual income/(expenses)	(554)	(554)	—	(11)	(11)	—
OPERATING PROFIT/(LOSS)	59	(185)	244	681	417	264
Financial income/(expenses)	(305)	(305)	—	(312)	(312)	—
Result from investments (1)	(19)	(32)	13	26	16	10
PROFIT/(LOSS) BEFORE TAXES	(265)	(522)	257	395	121	274
Income taxes	142	52	90	188	97	91
PROFIT/(LOSS) FOR THE PERIOD	(407)	(574)	167	207	24	183
Result from intersegment investments	—	167	—	—	183	—
PROFIT/(LOSS) FOR THE PERIOD	(407)	(407)	167	207	207	183

(1)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

We recorded net revenues of $12,361 million during the first half of 2016, down 5.8% (down 3.4% on a constant currency basis) compared to the same period in 2015. Net revenues of Industrial Activities were $11,636 million in the first half of 2016, a 6.0% decrease (down 3.6% on a constant currency basis) compared to the prior year. Net revenues increased in Commercial Vehicles and Powertrain, offsetting a portion of the decline in volumes in the remaining segments.

Cost of sales

Cost of sales were $10,142 million during the first half of 2016 compared with $10,817 million during the first half of 2015. The decrease of 6.2% was largely driven by the decline in revenues, supplemented by significant cost reduction actions. As a percentage of net revenues, cost of sales was 82.0% and 82.4% in the first half of 2016 and 2015, respectively.

Selling, general and administrative costs

SG&A costs amounted to $1,073 million during the first half of 2016 (8.7% of net revenues), down 5.0% compared to $1,129 million recorded in the comparable period of 2015. We continue to focus on cost containment actions across all segments.

Research and development costs

In the six months ended June 30, 2016, R&D costs were $470 million ($415 million in the comparable period of 2015) and included all the research and development costs not recognized as assets amounting to $225 million ($199 million in the first half of 2015) and the amortization of capitalized development costs of $245 million ($216 million in the first half of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $191 million ($225 million in the first half of 2015).

Semi–Annual Report on Operations	11

Other income/(expenses)

Other expenses were $38 million for the first half of 2016, substantially in line with the amount for the same period in 2015.

Restructuring costs

Restructuring costs for the first half of 2016 were $25 million compared to $32 million for the same period in 2015. The cost in both periods was primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the efficiency program launched in 2014.

Other unusual income/(expenses)

Other unusual expenses were $554 million for the first half ($11 million in the first half of 2015). The increase was primarily attributable to an exceptional non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For additional information, see Note 27 “Commitments and contingencies” to the Semi-Annual Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $305 million during the first half of 2016, in line with 2015 ($312 million during the first half of 2015).

Result from investments

Result from investments was a net loss of $19 million and a net gain of $26 million for the first half of 2016 and 2015, respectively. The decrease was primarily attributable to a one-time $42 million negative impact incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Income taxes

	Six Months Ended June 30,
($ million)	2016	2015
Profit/(loss) before taxes	(265)	395
Income taxes	142	188

Effective tax rate	(53.6)%	47.6%

Income taxes totaled $142 million in the first half ($188 million in the first half of 2015). Excluding the impact of the non-tax deductible charge for the European Commission settlement recognized in “Other unusual income/(expenses)”, the effective tax rate was 49.6% for the first half.

Profit/(loss) for the period

Net loss was $407 million in the first half of 2016, a $614 million decrease compared to net profit of $207 million in the same period of 2015. The decrease was mainly due to the non-tax deductible charge of $551 million resulting from the European Commission settlement.

Semi–Annual Report on Operations	12

Reconciliation between Trading profit under EU-IFRS and Operating profit under U.S. GAAP

	Six Months Ended June 30, 2016
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under EU-IFRS	393	245	—	638
Development costs	54	—	—	54
Reclassification of interest compensation to Financial Services	161	—	(161)	—
Other adjustments and reclassifications, net	23	4	1	28

Operating profit under U.S. GAAP	631	249	(160)	720

	Six Months Ended June 30, 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under EU-IFRS	459	265	—	724
Development costs	(9)	—	—	(9)
Reclassification of interest compensation to Financial Services	146	—	(146)	—
Other adjustments and reclassifications, net	28	4	4	36

Operating profit under U.S. GAAP	624	269	(142)	751

Semi–Annual Report on Operations	13

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Six Months Ended June 30,
($ million)	2016	2015	% change	% change excl. FX
Agricultural Equipment	4,932	5,612	-12.1	-9.6
Construction Equipment	1,131	1,342	-15.7	-13.8
Commercial Vehicles	4,746	4,622	2.7	5.3
Powertrain	1,909	1,853	3.0	3.9
Eliminations and Other	(1,082)	(1,050)	n.m.	n.m.

Total Net revenues of Industrial Activities	11,636	12,379	-6.0	-3.6

Financial Services	950	985	-3.6	0.1
Eliminations and Other	(225)	(237)	n.m.	n.m.

Total Net revenues	12,361	13,127	-5.8	-3.4

n.m. - not meaningful.

Trading profit/(loss):

	Six Months Ended June 30,
($ million)	2016	2015	Change
Agricultural Equipment	247	368	-121
Construction Equipment	(9)	15	-24
Commercial Vehicles	93	34	59
Powertrain	110	78	32
Eliminations and Other	(48)	(36)	-12

Total Trading profit of Industrial Activities	393	459	-66

Financial Services	245	265	-20
Eliminations and Other	—	—	—
Total Trading profit	638	724	-86

Trading margin (%)	5.2	5.5

Net revenues of Industrial Activities were $11,636 million during the first half of 2016, down 6.0% (down 3.6% on a constant currency basis) compared to the same period in 2015. Net revenues increased for Commercial Vehicles and for Powertrain, but decreased for Agricultural Equipment and Construction Equipment.

Trading profit of Industrial Activities was $393 million in the first half of 2016, a $66 million decrease compared to the first half of 2015, with a trading margin of 3.4%, down 0.3 p.p. compared to the prior year period. Trading profit of Industrial Activities was primarily impacted by a $121 million decrease for Agricultural Equipment, partially offset by a $59 million increase for Commercial Vehicles and $32 million increase for Powertrain.

Semi–Annual Report on Operations	14

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the six months ended June 30, 2016 compared to 2015:

Agricultural Equipment Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2016	2015	% Change
NAFTA	1,761	2,316	-24.0
EMEA	1,999	2,023	-1.2
LATAM	505	618	-18.3
APAC	667	655	1.8

Total	4,932	5,612	-12.1

Net revenues of the Agricultural Equipment business were $4,932 million for the first half of 2016, down 12.1% (down 9.6% on a constant currency basis) compared to the same period in 2015. The decrease was primarily the result of lower industry volume and product mix in the row crop sector in NAFTA, and a decline in the Brazilian market in LATAM. Net revenues increased in APAC, mainly driven by increased volume in Australia.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 28%, while demand for combines was down 18%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 3%. In LATAM, tractor and combine markets decreased 30% and 14%, respectively. EMEA markets were down 4% for tractors and 10% for combines. APAC markets increased 3% for tractors and 24% for combines.

Agricultural Equipment’s worldwide market share performance was down 1% for tractors and combines.

Trading profit

Agricultural Equipment’s trading profit was $247 million for the first half of 2016 compared to $368 million for the same period in 2015, with a trading margin of 5.0% (6.6% in the first half of 2015). The decrease was mainly due to lower volume and unfavorable product mix, partially offset by disciplined pricing and cost containment actions, including material cost reductions.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the six months ended June 30, 2016 compared to the prior-year period:

Semi–Annual Report on Operations	15

Construction Equipment Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2016	2015	% change
NAFTA	604	748	-19.3
EMEA	254	274	-7.3
LATAM	118	187	-36.9
APAC	155	133	16.5

Total	1,131	1,342	-15.7

Net revenues of the Construction Equipment business were $1,131 million during the six months ended June 30, 2016, down 15.7% (down 13.8% on a constant currency basis) compared to the same period in 2015, due to negative volume and mix primarily in NAFTA and LATAM.

In the first half of 2016, Construction Equipment’s worldwide heavy industry sales were down 9% while light industry sales were flat compared to prior year. Industry light equipment sales were flat in NAFTA, up in EMEA and APAC, and down in LATAM. Industry heavy equipment sales decreased in all regions.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment in all regions except for heavy equipment in LATAM, where market share increased 2.6 p.p.

Trading profit/(loss)

Construction Equipment reported trading loss of $9 million during the first half of 2016 compared to a trading profit of $15 million for the same period in 2015 as a result of lower volumes in NAFTA and LATAM and higher R&D costs, partially offset by cost containment actions. Trading margin decreased 1.9 p.p. to (0.8)% (1.1% in the first half of 2015).

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region for the six months ended June 30, 2016 compared to the prior-year period:

Commercial Vehicles Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2016	2015	% change
NAFTA	28	—	n.m.
EMEA	4,086	3,589	13.8
LATAM	310	626	-50.5
APAC	322	407	-20.9

Total	4,746	4,622	2.7

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $4,746 million during the six months ended June 30, 2016, up 2.7% (up 5.3% on a constant currency basis) compared to the same period in 2015, primarily as a result of favorable truck volume in EMEA. In LATAM, net revenues decreased due to lower industry volumes in Brazil and Argentina. In APAC, net revenues decreased, mainly for buses.

Semi–Annual Report on Operations	16

During the first half of 2016, the European truck market (GVW >3.5 tons) was up 17% compared to 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 16%, the medium vehicle market (GVW 6.1-15.9 tons) increased 14%, and the heavy vehicle market (GVW >16.0 tons) increased 18%. In LATAM, new truck registrations (GVW >3.5 tons) declined 35% compared to the first half of 2015 with a decrease in all market segments. The light vehicle market decreased 40%, while the medium and heavy vehicle markets decreased 39% and 29%, respectively. In APAC, registrations increased 2%.

In the first half of 2016, our market share in the European truck market (GVW >3.5 tons) was 11.2% with a growth of 0.1 p.p. compared with the first half of 2015. Our market share in LATAM was 12.3%, up 0.6 p.p. compared to 2015.

Commercial Vehicles delivered approximately 73,000 vehicles (including buses and specialty vehicles) in the first half of the year, representing a 12% increase compared to the first half of 2015. Volumes were higher in the light and heavy segments, up 20% and 10%, respectively, while volumes in the medium segment were down 8%. Commercial Vehicles’ deliveries increased 18% in EMEA, but decreased in LATAM and APAC by 30% and 4%, respectively.

Trading profit

Commercial Vehicles reported a trading profit of $93 million for the first half of 2016 (trading margin of 2.0%). This represents a $59 million increase compared to the first half of 2015, or a $93 million increase excluding the $34 million trading profit reported in the first half of 2015 by our Venezuelan subsidiary before the currency re-measurement in the second half of 2015. The increase was a result of improved volume and mix, positive pricing across all regions, and lower product costs. In EMEA, the increase was mainly due to favorable volume and positive pricing in trucks and buses. In LATAM, trading profit was negative primarily due to lower industry volumes partially offset by cost containment actions. In APAC, trading profit was positive primarily due to cost containment actions.

Powertrain

Net revenues

Powertrain’s net revenues were $1,909 million for the first half of 2016, an increase of 3.0% (up 3.9% on a constant currency basis) compared to the same period in 2015. The increase was primarily attributable to higher volumes to third parties. Sales to external customers accounted for 45% of total net sales compared to 44% in 2015.

During the first half of 2016, Powertrain sold approximately 275,700 engines, an increase of 4% compared to 2015. In terms of major customers, 32% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 42,200 transmissions and 106,000 axles, an increase of 15% and 14%, respectively, compared to the first half of 2015.

Trading profit

During the first half of 2016, Powertrain’s trading profit was $110 million, up $32 million compared to the same period in 2015, with a trading margin of 5.8% (up 1.6 p.p. compared to 2015). The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $950 million for the six months ended June 30, 2016, a 3.6% decrease (up 0.1% on a constant currency basis) compared to the same period in 2015 primarily due to the negative impact of currency translation.

Semi–Annual Report on Operations	17

Net income

Net income of Financial Services was $167 million for the first half of 2016, a decrease of $16 million over the same period in 2015, primarily due to the negative impact of currency translation and higher provisions for credit losses.

Retail loan originations in the quarter were $4.2 billion, down $0.2 billion compared to the first half of 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.3 billion as of June 30, 2016 (of which retail was 64% and wholesale 36%) was up $0.6 billion compared to December 31, 2015.

Semi–Annual Report on Operations	18

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,685	5,539	146	5,680	5,535	145
Goodwill	2,468	2,338	130	2,458	2,330	128
Other intangible assets	3,217	3,201	16	3,222	3,205	17
Property, plant and equipment	6,347	6,345	2	6,371	6,368	3
Investments and other financial assets	541	2,960	150	601	2,896	136
Leased assets	1,892	12	1,880	1,835	10	1,825
Defined benefit plan assets	7	7	—	6	6	—
Deferred tax assets	1,029	1,088	180	1,256	1,091	165

Total Non-current assets	15,501	15,951	2,358	15,749	15,906	2,274

Inventories	6,777	6,583	194	5,800	5,623	177
Trade receivables	742	709	55	580	555	52
Receivables from financing activities	19,116	1,808	19,799	19,001	2,170	20,024
Current taxes receivables	387	380	25	371	317	61
Other current assets	1,288	1,092	334	1,017	819	361
Current financial assets:	180	180	6	265	255	10
Current securities	38	38	—	54	50	4
Other financial assets	142	142	6	211	205	6
Cash and cash equivalents	5,816	4,330	1,486	6,311	4,566	1,745

Total Current assets	34,306	15,082	21,899	33,345	14,305	22,430

Assets held for sale	20	10	10	23	14	9

TOTAL ASSETS	49,827	31,043	24,267	49,117	30,225	24,713

EQUITY AND LIABILITIES
Equity	6,796	6,796	2,568	7,217	7,217	2,431
Provisions:	6,121	6,074	47	5,589	5,537	52
Employee benefits	2,411	2,383	28	2,494	2,464	30
Other provisions	3,710	3,691	19	3,095	3,073	22
Debt:	26,411	8,319	20,583	26,458	8,427	21,224
Asset-backed financing	12,147	10	12,137	12,999	17	12,986
Other debt	14,264	8,309	8,446	13,459	8,410	8,238
Other financial liabilities	238	232	12	69	62	7
Trade payables	5,761	5,643	144	5,342	5,176	197
Current taxes payable	186	77	127	126	67	66
Deferred tax liabilities	159	113	285	409	135	274
Other current liabilities	4,155	3,789	501	3,907	3,604	462
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	43,031	24,247	21,699	41,900	23,008	22,282

TOTAL EQUITY AND LIABILITIES	49,827	31,043	24,267	49,117	30,225	24,713

Semi–Annual Report on Operations	19

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table summarizes the changes to cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2016 and 2015:

		Six months ended June 30,
		2016			2015
($ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,311	4,566	1,745	6,141	4,123	2,018
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		(407)	(407)	167	207	207	183
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		599	596	3	561	558	3
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		103	(113)	49	61	(172)	50
Dividends received		57	216	—	38	70	4
Change in provisions		459	466	(7)	(119)	(111)	(8)
Change in deferred income taxes		32	22	10	39	(6)	45
Change in items due to buy-back commitments	(a)	84	53	31	72	31	41
Change in operating lease items	(b)	(49)	(3)	(46)	(252)	1	(253)
Change in working capital		(559)	(622)	63	(317)	(495)	178

TOTAL		319	208	270	290	83	243

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(363)	(363)	—	(450)	(450)	—
Consolidated subsidiaries and other equity investments		5	5	—	(5)	(25)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		8	8	—	(3)	(3)	41
Net change in receivables from financing activities		399	21	378	357	8	349
Change in current securities		16	12	4	—	—	—
Other changes		(144)	(142)	(2)	227	1,525	(1,298)

TOTAL		(79)	(459)	380	126	1,055	(908)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities		(616)	190	(806)	(926)	(1,577)	651
Capital Increase		—	—	—	17	17	(21)
Dividends paid		(204)	(204)	(159)	(294)	(294)	(36)
(Purchase)/sale of treasury shares		(14)	(14)	—	—	—	—
(Purchase)/sale of ownership interests in subsidiaries		(44)	(44)	—	—	—	—

TOTAL		(878)	(72)	(965)	(1,203)	(1,854)	594

Translation exchange differences		143	87	56	(370)	(276)	(94)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(495)	(236)	(259)	(1,157)	(992)	(165)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,816	4,330	1,486	4,984	3,131	1,853

Semi–Annual Report on Operations	20

(a)	Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

During the six months ended June 30, 2016, consolidated cash and cash equivalents decreased by $495 million. Cash and cash equivalents at Industrial Activities decreased by $236 million, while cash and cash equivalents at Financial Services decreased by $259 million.

Industrial Activities generated $208 million of cash flows from operations in the first half of 2016, compared to $83 million of cash generated in the same period of 2015. The increase was primarily due to improvements in working capital.

Industrial Activities used $459 million of cash flows from investing activities in the first half of 2016, compared to $1,055 million of cash provided in the same period of 2015. The increase in cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables (included in “Other changes”).

Industrial Activities used $72 million of cash flows from financing activities in the first half of 2016, primarily due to paid dividends.

Financial Services generated $270 million of cash in operating activities in the first half of 2016, primarily due to the profit of the period and a reduction in working capital.

The generation of cash in investing activities at Financial Services of $380 million in the six months ended June 30, 2016 was primarily due to the net reduction in receivables from financing activities.

Financial Services used $965 million of cash from financing activities in the first half of 2016, primarily due to repayment of debt.

Debt

As of June 30, 2016 and December 31, 2015, our consolidated Debt was as detailed in the table below:

	At June 30, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	26,411	8,319	20,583	26,458	8,427	21,224

We believe that Net debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Semi–Annual Report on Operations	21

The calculation of Net debt as of June 30, 2016 and December 31, 2015, and the reconciliation of Net debt to Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At June 30, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	26,411	7,587	18,824	26,458	7,332	19,126
Intersegment notes payable	—	732	1,759	—	1,095	2,098

Total Debt(1)	26,411	8,319	20,583	26,458	8,427	21,224

Less:
Cash and cash equivalents	5,816	4,330	1,486	6,311	4,566	1,745
Current securities	38	38	—	54	50	4
Intersegment financial receivables	—	1,759	732	—	2,098	1,095
Other financial assets(2)	142	142	6	211	205	6
Other financial liabilities(2)	(238)	(232)	(12)	(69)	(62)	(7)

Net debt (cash)(3)	20,653	2,282	18,371	19,951	1,570	18,381

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $732 million and $1,095 million at June 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,759 million and $2,098 million at June 30, 2016 and December 31, 2015, respectively.
(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.
(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $1,027 million and $1,003 million as of June 30, 2016 and December 31, 2015, respectively.

The increase in Net debt at June 30, 2016, compared to December 31, 2015, mainly reflects the expected seasonal increase in working capital and the impact of foreign exchange changes on euro denominated debt.

The following table shows the change in Net debt of Industrial Activities for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
($ million)	2016	2015
Net (debt) of Industrial Activities at beginning of period	(1,570)	(2,874)
Profit/(loss) for the period	(407)	207
Amortization and depreciation(*)	596	558
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	641	(187)
Change in working capital	(622)	(495)
Investments in property, plant and equipment, and intangible assets (*)	(363)	(450)
Change in scope of consolidation and other changes	(5)	48
Net industrial cash flow	(160)	(319)
Capital increases and dividends	(218)	(277)
Currency translation differences and other	(334)	417

Change in Net debt of Industrial Activities	(712)	(179)

Net (debt) of Industrial Activities at end of period	(2,282)	(3,053)

(*)	Excludes assets sold under buy-back commitments and assets under operating lease.

As of June 30, 2016, we had approximately $3.0 billion available under our committed lines of credit.

Semi–Annual Report on Operations	22

RELATED PARTY TRANSACTIONS

See Note 30 “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2016

Since January 2011, Iveco S.p.A., our wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. In the first quarter of 2016, CNH Industrial recorded an exceptional non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to approximately $550 million at current exchange rate). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016.

In March, 2016, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., completed its private offering of $500 million in aggregate principal amount of 4.875% notes due 2021, issued at an issue price of 99.447%. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on April 1 and October 1 of each year, beginning on October 1, 2016, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on April 1, 2021.

On April 15, 2016, at the annual general meeting, CNH Industrial N.V. shareholders approved the 2015 EU Annual Report (including the Company’s 2015 statutory financial statements) and a dividend of €0.13 per common share. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of $201 million (€177 million). Shareholders who at the record date (April 26, 2016) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.147615 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 21, 2016. Based on a proposal of the Board of Directors aimed at continuing the ongoing buy-back program and at maintaining the necessary operational flexibility over an adequate period of time, CNH Industrial’s shareholders also granted the Board of Directors the authority to repurchase up to a maximum of 10% of CNH Industrial’s issued common shares as of the date of the Annual General Meeting. The authorization, which is valid for a period of 18 months from April 15, 2016 up to and including October 14, 2017, provides for the repurchase of CNH Industrial’s common shares in accordance with applicable laws and regulations. Shareholders also granted the Board of Directors the authority to reduce the issued share capital of CNH Industrial by cancelling up to 80 million special voting shares held in treasury.

In May 2016, CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., issued €500 million in principal amount of 2.875% notes, due May 2023, with an issue price of 99.221% of the principal amount. The notes were issued under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

In June 2016, CNH Industrial signed the renewal of a €1.75 billion 5 years committed revolving credit facility. The renewal extends the maturity of the previous facility of €1.75 billion from November 2019 until June 2021.

RISKS AND UNCERTAINTIES

Except as discussed below, the Company believes that the risks and uncertainties identified for the second half of 2016 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2015 prepared in accordance with IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2015 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 4, 2016. Those risks and uncertainties should be read in conjunction with this 2016 Semi-Annual Report, including its notes and disclosures.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

Semi-Annual Report on Operations	23

The Company’s assessment of risks and uncertainties has changed since publication of the above mentioned annual reports with regard to the following risks.

We may be adversely affected by the U.K. determination to leave the European Union (Brexit)

In a June 23, 2016 referendum, the United Kingdom (“UK”) voted to terminate the UK’s membership in the European Union (“Brexit”). As a result, negotiations are expected to commence in the next several months to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states in the EU. Any effect of Brexit is expected to depend on the agreements that may be negotiated between the UK and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets. While we have operations in the UK, we do not believe that our global operations would be affected materially by Brexit; however, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions on our products. Any uncertainty related to Brexit could also affect trading in our shares. In addition, we are organized as a Dutch company but we are resident in the UK for tax purposes based on our place of management and control being in the UK as confirmed through a consultation process with the relevant tax authorities on the basis of bilateral agreements other than those governing the European Union. We do not expect Brexit to affect our tax residency in the UK; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

We are exposed to political, economic and other risks beyond our control as a result of operating a global business

We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:

¡	import and export duties and quotas;

¡	currency restrictions;

¡	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

¡	interest rates and the availability of credit to our dealers and customers;

¡	property and contractual rights;

¡	where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S. or other governmental authorities and supranational organizations (e.g., the United Nations); and

¡	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	varying and unpredictable needs and desires of customers;

•	varying and unexpected actions of our competitors;

•	labor disruptions;

•	disruption in the supply of raw materials and components;

•	changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

•	war, civil unrest and terrorism.

With a view to the recent terror attacks, it is at this stage not predictable if, and to what extent, these events could ultimately cause a crisis of confidence across the key global economies. After the attempted coup d’état, this also applies to possible political evolutions in Turkey. Although these developments did not, in the short term, affect the financial markets of the countries involved, we are unable to predict if these events could worsen longer term economic outlook and market sentiment.

We are subject to extensive anti-corruption and antitrust laws and regulations

Our global operations are subject to a number of laws and regulations that govern our operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. The anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including the recently settled EU antitrust investigation announced on July 19, 2016. As a result of this settlement, we may be subject to follow-on private litigation in various jurisdictions, the outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties. Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention, and these investigations or any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 27 “Commitments and contingencies” to the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016.

Semi-Annual Report on Operations	24

2016 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

CNH Industrial is confirming its 2016 guidance as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

•	Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion excluding the European Commission settlement (approximately $500 million).

Semi-Annual Report on Operations	25

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2016

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	26

CONSOLIDATED INCOME STATEMENT

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2016	2015	2016	2015
Net revenues	(1)	6,886	7,060	12,361	13,127
Cost of sales	(2)	5,606	5,770	10,142	10,817
Selling, general and administrative costs	(3)	559	590	1,073	1,129
Research and development costs	(4)	245	212	470	415
Other income/(expenses)	(5)	(22)	(31)	(38)	(42)
TRADING PROFIT/(LOSS)		454	457	638	724
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	10	23	25	32
Other unusual income/(expenses)	(8)	(50)	(11)	(554)	(11)
OPERATING PROFIT/(LOSS)		394	423	59	681
Financial income/(expenses)	(9)	(149)	(157)	(305)	(312)
Result from investments:	(10)	(17)	16	(19)	26
Share of the profit/(loss) of investees accounted for using the equity method		(17)	16	(19)	28
Other income/(expenses) from investments		—	—	—	(2)
PROFIT/(LOSS) BEFORE TAXES		228	282	(265)	395
Income taxes	(11)	105	105	142	188
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		123	177	(407)	207
PROFIT/(LOSS) FOR THE PERIOD		123	177	(407)	207

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		119	178	(410)	206
Non-controlling interests		4	(1)	3	1

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.09	0.13	(0.30)	0.15
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.09	0.13	(0.30)	0.15

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2016	2015	2016	2015
PROFIT/(LOSS) FOR THE PERIOD (A)		123	177	(407)	207

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	—	(62)	1	(59)
Income tax relating to Other comprehensive/(loss) income that will not be reclassified subsequently to profit or loss	(22)	(1)	7	(2)	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(1)	(55)	(1)	(59)
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	(39)	81	(28)	42
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	113	69	221	(112)
Share of other comprehensive income/(loss) of entities consolidated by using the equity method	(22)	(6)	4	7	(25)
Income tax relating to components of Other comprehensive/(loss() income that may be reclassified subsequently to profit or loss	(22)	7	(24)	6	(14)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		75	130	206	(109)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		74	75	205	(168)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		197	252	(202)	39

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		194	253	(208)	39
Non-controlling interests		3	(1)	6	—

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	(Unaudited) At June 30, 2016	At December 31, 2015
ASSETS
Intangible assets	(13)	5,685	5,680
Property, plant and equipment	(14)	6,347	6,371
Investments and other financial assets:	(15)	541	601
Investments accounted for using the equity method		494	560
Other investments and financial assets		47	41
Leased assets	(16)	1,892	1,835
Defined benefit plan assets		7	6
Deferred tax assets		1,029	1,256

Total Non-current assets		15,501	15,749

Inventories	(17)	6,777	5,800
Trade receivables	(18)	742	580
Receivables from financing activities	(18)	19,116	19,001
Current tax receivables	(18)	387	371
Other current assets	(18)	1,288	1,017
Current financial assets:		180	265
Current securities		38	54
Other financial assets	(19)	142	211
Cash and cash equivalents	(20)	5,816	6,311

Total Current assets		34,306	33,345

Assets held for sale	(21)	20	23

TOTAL ASSETS		49,827	49,117

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	29

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	(Unaudited) At June 30, 2016	At December 31, 2015
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,778	7,170
Non-controlling interests		18	47

Total Equity	(22)	6,796	7,217

Provisions:		6,121	5,589
Employee benefits	(23)	2,411	2,494
Other provisions	(23)	3,710	3,095
Debt:	(24)	26,411	26,458
Asset-backed financing	(24)	12,147	12,999
Other debt	(24)	14,264	13,459
Other financial liabilities	(19)	238	69
Trade payables	(25)	5,761	5,342
Current tax payables		186	126
Deferred tax liabilities		159	409
Other current liabilities	(26)	4,155	3,907
Liabilities held for sale		—	—

Total Liabilities		43,031	41,900

TOTAL EQUITY AND LIABILITIES		49,827	49,117

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	30

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

($ million)	Note	Six months ended June 30, 2016	Six months ended June 30, 2015
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,311	6,141
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		(407)	207
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		599	561
(Gains)/losses on disposal of non-current assets, net of vehicles sold under buy-back commitments		1	4
Other non-cash items		102	57
Dividends received		57	38
Change in provisions		459	(119)
Change in deferred income taxes		32	39
Change in items due to buy-back commitments	(a)	84	72
Change in operating lease items	(b)	(49)	(252)
Change in working capital		(559)	(317)
TOTAL		319	290
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets, net of vehicles sold under buy-back commitments and operating leases		(363)	(450)
Consolidated subsidiaries and other equity investments		5	(5)
Proceeds from the sale of non-current assets, net of vehicles sold under buy-back commitments,		8	(3)
Net change in receivables from financing activities		399	357
Change in current securities		16	—
Other changes		(144)	227
TOTAL		(79)	126
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,058	600
Repayment of bonds		(263)	(1,126)
Issuance of other medium-term borrowings, net of repayment		(335)	(149)
Net change in other financial payables and other financial assets/liabilities		(1,076)	(251)
Capital increase		—	17
Dividends paid		(204)	(294)
(Purchase)/sale of treasury shares		(14)	—
(Purchase)/sale of ownership interests in subsidiaries		(44)	—
TOTAL		(878)	(1,203)
Translation exchange differences		143	(370)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(495)	(1,157)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,816	4,984

(a)	Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	31

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2014	25	—	3,170	5,540	(97)	(518)	—	(519)	(67)	43	7,577

Changes in equity for the six months ended June 30, 2015
Capital increase	—	—	24	—	—	—	—	—	—	14	38
Dividends distributed	—	—	—	(291)	—	—	—	—	—	(3)	(294)
Increase/(decrease) in the Reserve for share-based payments	—	—	3	—	—	—	—	—	—	—	3
Total comprehensive income/(loss) for the period	—	—	—	206	28	(111)	—	(59)	(25)	—	39
Other changes	—	—	—	5	—	—	—	—	—	(2)	3
AT JUNE 30, 2015	25	—	3,197	5,460	(69)	(629)	—	(578)	(92)	52	7,366

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2015	25	—	3,227	5,486	18	(1,077)	—	(392)	(117)	47	7,217

Changes in equity for the six months ended June 30,2016
Capital increase	—	—	8	—	—	—	—	—	—	—	8
Dividends distributed	—	—	—	(201)	—	—	—	—	—	(3)	(204)
Increase/(decrease) in the Reserve for share-based payments	—	—	14	—	—	—	—	—	—	—	14
Total comprehensive income/(loss) for the period	—	—	—	(410)	(22)	218	—	(1)	7	6	(202)
Other changes	—	(9)	—	4	—	—	—	—	—	(32)	(37)
AT JUNE 30, 2016	25	(9)	3,249	4,879	(4)	(859)	—	(393)	(110)	18	6,796

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	32

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (or the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Semi-Annual Report at June 30, 2016, together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on August 2, 2016 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Semi-Annual Report has been prepared in accordance with IAS 34 – Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2015, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2015” or the “2015 EU Annual Report”), other than those discussed in the following paragraph “New standards and amendments effective from January 1, 2016”.

This Semi-Annual Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2015. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of this interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2015 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	33

Certain financial information in this Semi-Annual Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA – United States, Canada and Mexico;

•	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM – Central and South America, and the Caribbean Islands; and

•	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Semi-Annual Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2015.

The Semi-Annual Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. Such structure of Financial Services inside the Group implies that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	34

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate, and remeasured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Financial income/(expenses)” in the consolidated income statement during the three months and nine months ended September 30, 2015.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate and remeasured the net monetary assets of the Company’s Venezuelan subsidiary using a DICOM exchange rate of 271.92 Bs.F. per U.S. dollar as of March 31, 2016 and 625.23 Bs.F. per U.S. dollar as of June 30, 2016 and resulting in a pre- and after-tax charge of $7 million and $11 million recorded in Financial income/(expenses) in the three and the six months ended June 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and the six months ended June 30, 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of June 30, 2016, CNH Industrial continues to control and therefore consolidate its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $85 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. In the three and six months ended June 30, 2016, CNH Industrial recorded a charge of $2 million and $12 million, respectively, following the re-measurement of such net monetary assets. At June 30, 2016, CNH Industrial held $38 million in principal amount of bonds ($50 million in principal amount of bonds at December 31, 2015), subscribed in December 2015, offered to importers by the Argentinian government in order to help importers settle their backlog of payments that had ballooned under the previous government’s capital controls. These bonds yield a 6% interest rate and will be repaid in six monthly installments between July 2016 and December 2016. These financial instruments should facilitate the settlement by CNH Industrial’s Argentinian subsidiaries of payables due to other non-Argentinian subsidiaries, having fixed the exchange rate at the bond issuance.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the purpose of the preparation of the Semi-Annual Condensed Consolidated Financial Statements:

•	On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. The application of these amendments did not have any effect on this Semi-Annual Report.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	35

•	On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Semi-Annual Report.

•	On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective from annual periods commencing on or after January 1, 2016. The application of these amendments did not have any effect on this Semi-Annual Report.

•	On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January 1, 2016. The application of these improvements did not have any effect on this Semi-Annual Report.

•	On December 18, 2014, the IASB issued amendments to IAS 1 – Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Semi-Annual Report.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2015, for a detailed description of new standards not yet effective as of June 30, 2016. Furthermore:

•	On April 12, 2016, the IASB issued clarifying amendments to IFRS 15 – Revenue from Contracts with Customers. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and whether the revenue from granting a license should be recognized at a point in time or over time. The amendments have the same effective date of IFRS 15 (January 1, 2018) and have not yet been endorsed by the European Union.

•	On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018 and have not yet been endorsed by the European Union.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the six months ended June 30, 2016.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	36

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Industrial Activities:
Agricultural Equipment	2,807	3,035	4,930	5,611
Construction Equipment	596	740	1,131	1,342
Commercial Vehicles	2,634	2,518	4,718	4,599
Powertrain	469	404	857	827
Total Industrial Activities	6,506	6,697	11,636	12,379
Financial Services	380	363	725	748

Total Net revenues	6,886	7,060	12,361	13,127

2.	Cost of sales

The following summarizes the main components of Cost of sales:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Interest cost and other financial charges from Financial Services	138	170	259	343
Other costs of sales	5,468	5,600	9,883	10,474

Total Cost of sales	5,606	5,770	10,142	10,817

3.	Selling, general and administrative costs

Selling, general and administrative costs amounted to $559 million and $1,073 million in the three and six months ended June 30, 2016, respectively, down 5% and 5% respectively compared to $590 million and $1,129 million recorded in the comparable periods in 2015.

4.	Research and development costs

In the three months ended June 30, 2016, research and development costs of $245 million ($212 million in the comparable period of 2015) included all the research and development costs not recognized as assets amounting to $120 million ($104 million in the three months ended June 30, 2015), and the amortization of capitalized development costs of $125 million ($108 million in the comparable period of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $111 million ($127 million in three months ended June 30, 2015).

In the six months ended June 30, 2016, research and development costs of $470 million ($415 million in the comparable period of 2015) included all the research and development costs not recognized as assets amounting to $225 million ($199 million in the six months ended June 30, 2015), and the amortization of capitalized development costs of $245 million ($216 million in the comparable period of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $191 million ($225 million in the six months ended June 30, 2015).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	37

5.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amounted to zero in the three and six months ended June 30, 2016 and 2015.

7.	Restructuring costs

The Company incurred restructuring costs of $10 million and $23 million during the three months ended June 30, 2016 and 2015, respectively, and $25 million and $32 million during the six months ended June 30, 2016 and 2015, respectively. The costs in both periods were primarily attributable to actions within Commercial Vehicles and Agricultural Equipment as part of CNH Industrial’s efficiency program launched in 2014.

8.	Other unusual income/(expenses)

Other unusual expenses were $50 million and $554 million in the three and six months ended June 30, 2016, respectively (other unusual expenses of $11 million in the three and six months ended June 30, 2015). In both periods, the increase compared to the previous year was attributable to exceptional non-tax deductible charges of €45 million ($49 million) and €495 million ($551 million) as a result of the European Commission settlement. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of net financial expenses in the three and six months ended June 30, 2016 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $199 million and $389 million in the three and six months ended June 30, 2016, respectively ($239 million and $467 million in the comparable periods of 2015, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $138 million and $259 million in the three and six months ended June 30, 2016, respectively ($170 million and $343 million in the comparable periods of 2015, respectively).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	38

A reconciliation to the income statement is provided under the following table.

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Financial income:
Interest earned and other financial income	19	29	37	60
Interest income from customers and other financial income of Financial Services	199	239	389	467

Total financial income	218	268	426	527

of which:
Financial income, excluding Financial Services(a)	19	29	37	60

Interest and other financial expenses:
Interest cost and other financial expenses	225	258	458	550
Write-downs of financial assets	33	35	62	60
Interest costs on employee benefits	14	17	28	34

Total interest and other financial expenses	272	310	548	644

Net (income)/expenses from derivative financial instruments and exchange differences	34	46	53	71

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	306	356	601	715

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services(b)	168	186	342	372

Net financial income/(expenses) excluding Financial Services(a) - (b)	(149)	(157)	(305)	(312)

Net financial expenses for the three and six months ended June 30, 2016 (excluding those of Financial Services), amounted to $149 million and $305 million, respectively ($157 million and $312 million in the comparable periods of 2015, respectively).

10.	Result from investments

This item mainly include CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses and reversal of impairment losses, accruals to the investment provision and dividend income. In the three and six months ended June 30, 2016, the CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method amounted to a net loss of $17 million and $19 million, respectively (net profit of $16 million and $28 million in the comparable periods of 2015, respectively).

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the three months ended June 30, 2016 is a loss amounting to $17 million (a gain of $16 million in the comparable period of 2015) of which: entities of Agricultural Equipment totaling $21 million ($14 million in the comparable period of 2015), entities of Commercial Vehicles totaling $-45 million ($-3 million in the comparable period of 2015), mainly including the one-time $42 million negative impact incurred by the Chinese joint venture Naveco Ltd due to its exit from a line of business, and entities of Financial Services totaling $7 million ($4 million in the comparable period of 2015).

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the six months ended June 30, 2016 is a loss amounting to $19 million (a gain of $28 million in the comparable period of 2015) of which: entities of Agricultural Equipment totaling $23 million ($22 million in the comparable period of 2015), entities of Commercial Vehicles totaling $-55 million ($-4 million in the comparable period of 2015), and entities of Financial Services totaling $13 million ($10 million in the comparable period of 2015).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	39

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Current taxes	163	147	98	167
Deferred taxes	(63)	(47)	41	16
Taxes relating to prior periods	5	5	3	5

Total Income taxes	105	105	142	188

The effective tax rate for the quarter was 46.1% compared to 37.2% for the same period in 2015, and -53.6% for the six months ended June 30, 2016 compared to 47.6% for the same period in 2015. The effective tax rate was impacted by exceptional non-tax deductible charges of €45 million ($49 million) and €495 million ($551 million) incurred in the three and six months ended June 30, 2016, respectively, related to the European Commission settlement. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”. Additionally, the effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions.

12.	Earnings per share

The basic earnings/(loss) per common share for the three and six months ended June 30, 2016 and 2015 is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

The diluted earnings/(loss) per common share for the same periods has been determined by increasing, where applicable, the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payment awards.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings/(loss) per share of the common shares is not material. For more information on the composition of share capital, see Note 22 “Equity”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	40

The following table provides the amounts used in the calculation of basic and diluted earnings/(loss) per common share for the three and six months ended June 30, 2016 and 2015:

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
Basic earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	119	178	(410)	206
Weighted average common shares outstanding – basic	million	1,362	1,361	1,362	1,360
Basic earnings/(loss) per common share	$	0.09	0.13	(0.30)	0.15
Diluted earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	119	178	(410)	206
Weighted average common shares outstanding – diluted (a)	million	1,364	1,363	1,362	1,362
Diluted earnings/(loss) per common share	$	0.09	0.13	(0.30)	0.15

(a)	Restricted Share Units of approximately 1.4 million for the six months ended June 30, 2016 (0.5 million and 0.9 million in the three and six months ended June 30, 2015, respectively) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

13.	Intangible assets

Changes in the carrying amount of Intangible assets for the six months ended June 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at June 30, 2016
Goodwill	2,458	—	—	10	2,468
Development costs	2,537	191	(245)	62	2,545
Other	685	24	(51)	14	672

Total Intangible assets	5,680	215	(296)	86	5,685

Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,694 million, Construction Equipment for $581 million, Commercial Vehicles for $58 million, Powertrain for $5 million and Financial Services for $130 million.

14.	Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2016
Property, plant and equipment	4,298	148	(303)	110	(8)	4,245
Assets sold with a buy-back commitment	2,073	334	(143)	19	(181)	2,102

Total Property plant and equipment	6,371	482	(446)	129	(189)	6,347

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	41

15.	Investments and other financial assets

Investments and other financial assets at June 30, 2016 and December 31, 2015 consisted of the following:

($ million)	At June 30, 2016	At December 31, 2015
Investments	502	568
Non-current financial receivables	38	32
Other securities	1	1

Total Investments and other financial assets	541	601

Changes in Investments are as follows:

($ million)	At December 31, 2015	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At June 30, 2016
Investments	568	(13)	—	(53)	502

Investments amounted to $502 million at June 30, 2016 ($568 million at December 31, 2015) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $168 million ($215 million at December 31, 2015), Turk Traktor ve Ziraat Makineleri A.S. $64 million ($80 million at December 31, 2015) and CNH Industrial Capital Europe S.a.S. $127 million ($113 million at December 31, 2015).

Other changes consisting of a net decrease of $53 million were mainly due to $57 million dividends distributed by companies accounted for using the equity method.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

Changes in the carrying amount of Leased assets for the six months ended June 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2016
Leased assets	1,835	336	(127)	20	(172)	1,892

17.	Inventories

Inventories at June 30, 2016 and December 31, 2015 consisted of the following:

($ million)	At June 30, 2016	At December 31, 2015
Raw materials	1,363	1,254
Work-in-progress	871	747
Finished goods	4,543	3,799

Total Inventories	6,777	5,800

Inventories at June 30, 2016 included assets which were no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $293 million ($283 million at December 31, 2015).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	42

18.	Current receivables and Other current assets

A summary of Current receivables and Other current assets at June 30, 2016 and December 31, 2015 is as follows:

($ million)	At June 30, 2016	At December 31, 2015
Trade receivables	742	580
Receivables from financing activities	19,116	19,001
Current tax receivables	387	371
Other current assets:
Other current receivables	1,138	884
Accrued income and prepaid expenses	150	133
Total Other current assets	1,288	1,017

Total Current receivables and Other current assets	21,533	20,969

Receivables from financing activities

A summary of Receivables from financing activities as of June 30, 2016 and December 31, 2015 is as follows:

($ million)	At June 30, 2016	At December 31, 2015
Retail
Retail financing	9,684	9,787
Finance leases	444	557
Total Retail	10,128	10,344
Wholesale
Dealer financing	8,930	8,611
Total Wholesale	8,930	8,611
Other	58	46

Total Receivables from financing activities	19,116	19,001

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	43

The aging of Receivables from financing activities as of June 30, 2016 and December 31, 2015 is as follows:

	At June 30, 2016
($ million)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	29	—	—	29	7,540	7,569	29	7,598
EMEA	—	—	—	—	434	434	—	434
LATAM	84	—	—	84	1,463	1,547	61	1,608
APAC	3	2	2	7	481	488	—	488

Total Retail	116	2	2	120	9,918	10,038	90	10,128

Wholesale
NAFTA	—	—	—	—	3,774	3,774	47	3,821
EMEA	35	5	—	40	4,227	4,267	59	4,326
LATAM	3	—	—	3	456	459	—	459
APAC	—	—	10	10	314	324	—	324

Total Wholesale	38	5	10	53	8,771	8,824	106	8,930

	At December 31, 2015
($ million)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	17	—	—	17	7,869	7,886	36	7,922
EMEA	—	—	—	—	572	572	1	573
LATAM	6	—	—	6	1,286	1,292	44	1,336
APAC	1	3	—	4	509	513	—	513

Total Retail	24	3	—	27	10,236	10,263	81	10,344

Wholesale
NAFTA	—	—	—	—	3,656	3,656	79	3,735
EMEA	33	2	—	35	3,613	3,648	26	3,674
LATAM	3	—	—	3	595	598	4	602
APAC	6	4	26	36	518	554	46	600

Total Wholesale	42	6	26	74	8,382	8,456	155	8,611

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	44

Allowance for credit losses activity for the three and six months ended June 30, 2016 and 2015 was as follows (in millions):

	Three months ended June 30, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	405	176	—	581
Provision	16	19	—	35
Charge-offs, net of recoveries	(20)	(4)	—	(24)
Foreign currency translation and other	3	(3)	—	—

Ending balance	404	188	—	592

	Six months ended June 30, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	394	158	—	552
Provision	28	30	—	58
Charge-offs, net of recoveries	(38)	(6)	—	(44)
Foreign currency translation and other	20	6	—	26

Ending balance	404	188	—	592

Ending balance: Individually evaluated for impairment	188	144	—	332

Ending balance: Collectively evaluated for impairment	216	44	—	260

Receivables:
Ending balance	10,128	8,930	58	19,116

Ending balance: Individually evaluated for impairment	365	578	—	943

Ending balance: Collectively evaluated for impairment	9,763	8,352	58	18,173

	Three months ended June 30, 2015
($ million)	Retail	Wholesale	Other	Total
Opening balance	420	172	—	592
Provision	24	8	—	32
Charge-offs, net of recoveries	(23)	—	—	(23)
Foreign currency translation and other	12	(4)	—	8

Ending balance	433	176	—	609

	Six months ended June 30, 2015
($ million)	Retail	Wholesale	Other	Total
Opening balance	468	182	—	650
Provision	37	19	—	56
Charge-offs, net of recoveries	(35)	(2)	—	(37)
Foreign currency translation and other	(37)	(23)	—	(60)

Ending balance	433	176	—	609

Ending balance: Individually evaluated for impairment	207	122	—	329

Ending balance: Collectively evaluated for impairment	226	54	—	280

Receivables:
Ending balance	11,071	8,978	77	20,126

Ending balance: Individually evaluated for impairment	486	869	—	1,355

Ending balance: Collectively evaluated for impairment	10,585	8,109	77	18,771

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	45

Allowance for credit losses activity for the year ended December 31, 2015 was as follows:

	At December 31, 2015
($ million)	Retail	Wholesale	Other	Total
Opening balance	468	182	—	650
Provision	81	27	—	108
Charge-offs, net of recoveries	(92)	(13)	—	(105)
Foreign currency translation and other	(63)	(38)	—	(101)

Ending balance	394	158	—	552

Ending balance: Individually evaluated for impairment	187	125	—	312

Ending balance: Collectively evaluated for impairment	207	33	—	240

Receivables:
Ending balance	10,344	8,611	46	19,001

Ending balance: Individually evaluated for impairment	416	767	—	1,183

Ending balance: Collectively evaluated for impairment	9,928	7,844	46	17,818

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	At June 30, 2016				At December 31, 2015
($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
With no related allowance
Retail
NAFTA	25	25	—	24	41	40	—	37
EMEA	74	74	—	75	74	74	—	79
LATAM	—	—	—	—	—	—	—	—
APAC	—	—	—	—	—	—	—	—
Wholesale
NAFTA	10	10	—	15	—	—	—	—
EMEA	—	—	—	—	33	33	—	35
LATAM	—	—	—	—	—	—	—	—
APAC	—	—	—	—	—	—	—	—
With an allowance recorded
Retail
NAFTA	37	35	18	36	54	53	18	52
EMEA	223	223	169	227	238	238	167	263
LATAM	—	—	—	—	—	—	—	—
APAC	6	6	1	7	9	9	2	12
Wholesale
NAFTA	51	50	4	50	82	82	3	92
EMEA	457	457	123	419	607	607	95	657
LATAM	36	30	9	29	25	21	7	22
APAC	24	23	8	24	20	20	20	18

Total Retail	365	363	188	369	416	414	187	443

Total Wholesale	578	570	144	537	767	763	125	824

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	46

Transfers of financial assets

The Group transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH Industrial although CNH Industrial provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH Industrial does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH Industrial, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly CNH Industrial continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At June 30, 2016 and December 31, 2015, the carrying amount of such restricted assets included in Receivables from financing activities was the following:

($ million)	At June 30, 2016	At December 31, 2015
Restricted receivables:
Retail financing and finance lease receivables	7,392	7,695
Wholesale receivables	6,302	6,189

Total restricted receivables	13,694	13,884

CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2016 amounting to $490 million ($569 million at December 31, 2015, with due dates beyond that date), which refer to trade receivables and other receivables for $471 million ($534 million at December 31, 2015) and receivables from financing activities for $19 million ($35 million at December 31, 2015).

19.	Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated Income statement in the line “Financial income/(expenses)” and was not significant for all periods

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	47

presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $-2.9 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.0 billion and $7.1 billion at June 30, 2016 and December 31, 2015, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating-rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and thus accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax losses deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $165 million at December 31, 2015. There were no cross currency swaps outstanding as of June 30, 2016.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 29 months. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is approximately $-1.2 million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses )” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates . Ineffectiveness was insignificant in all periods presented.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for all the periods presented.

All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2016 and December 31, 2015 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.2 billion and $4.6 billion at June 30, 2016 and December 31, 2015, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	48

The fair values of CNH Industrial’s derivatives as of June 30, 2016 and December 31, 2015 in the condensed consolidated balance sheets are recorded as follows:

	At June 30, 2016		At December 31, 2015
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives Designated as Hedging Instruments
Fair value hedges:
Interest rate derivatives	32	(6)	29	—
Total Fair value hedges	32	(6)	29	—
Cash flow hedges:
Currency risks - Forward contracts, Currency swaps and Currency options	63	(55)	61	(29)
Interest rate derivatives	1	(1)	1	(5)
Cross currency swaps	—	—	16	(1)
Total Cash flow hedges	64	(56)	78	(35)

Total Derivatives Designated as Hedging Instruments	96	(62)	107	(35)

Derivatives Not Designated as Hedging Instruments
Foreign exchange contracts	45	(174)	100	(30)
Interest rate derivatives	1	(2)	4	(4)
Cross currency swaps	—	—	—	—

Total Derivatives Not Designated as Hedging Instruments	46	(176)	104	(34)

Other financial assets/(liabilities)	142	(238)	211	(69)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) together with the related tax effect on the consolidated income statement and on the consolidated statement of comprehensive income related to CNH Industrial’s derivatives for the three and six months ended June 30, 2016 and 2015 are recorded in the following accounts:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Fair value hedges
Interest rate derivatives – Financial income/(expenses)	(2)	(4)	2	1
Gains/(losses) on hedged items – Financial income/(expenses)	2	4	(2)	(1)
Cash Flow Hedges
Recognized in Other comprehensive income (effective portion):	(8)	(5)	17	(128)
Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts – Net revenues	13	(9)	20	(13)
Foreign exchange contracts – Cost of sales	16	(73)	22	(124)
Foreign exchange contracts – Financial income/(expenses)	4	(2)	6	(28)
Interest rate derivatives – Cost of sales	(2)	(2)	(3)	(4)
Interest rate derivatives – Financial income/(expenses)	—	—	—	(1)
Not designated as hedges
Foreign exchange contracts – Financial income/(expenses)	(97)	(16)	(114)	4

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	49

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2016, this item included $934 million ($927 million at December 31, 2015) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21.	Assets held for sale

Assets held for sale at June 30, 2016 and December 31, 2015 primarily included buildings and factories.

22.	Equity

Consolidated shareholders’ equity at June 30, 2016 decreased by $421 million over December 31, 2015, mainly due to the loss of $407 for the period, the negative effect of dividend distributed of $204 million and a decrease of $22 million in the cash flow hedge reserve, partially offset by the positive exchange differences of $228 million.

Share capital

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of June 30, 2016, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,909,611 common shares (1,361,478,726 common shares outstanding, net of 1,430,885 common shares held in treasury by the Company as described in the following) and 474,474,276 special voting shares (413,204,114 special voting shares outstanding, net of 61,270,162 special voting shares held in treasury by the Company as described in the following).

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2015.

Treasury shares

On January 29, 2016, CNH Industrial announced a buy-back program to repurchase up to $300 million in common shares from time to time, subject to market and business conditions, as previously authorized at the Annual General Meeting held on April 15, 2015. The purchases are carried out on the Mercato Telematico Azionario (“MTA”), in compliance with applicable rules and regulations.

At the Annual General Meeting of shareholders held on April 15, 2016, based on a proposal of the Board of Directors aimed at continuing the above described buy-back program, at maintaining the necessary operation flexibility over an adequate period of time and considering the fact that the previous authorization (adopted at the Annual General Meeting held on April 15, 2015) would expire on October 14, 2016, shareholders resolved to replace the authorization in force granting the Board of Directors the authority to repurchase up to a maximum of 10% of the Company’s issued common shares as of April 15, 2016 for a period of 18 months and therefore up to and including October 14, 2017.

As of June 30, 2016, the Company has repurchased 2,111,781 common shares on the MTA under this buy-back program, for a purchase price of approximately $13.7 million. In June 2016 the amount of the common shares held in treasury by the Company decreased to 1,430,885 since 680,896 common shared were utilized under certain compensation plans of the Company currently in place.

As above discussed with reference to Share capital, at June 30, 2016 the Company also owned 61,270,162 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At June 30, 2016 capital reserves amounting to $3,249 million ($3,227 million at December 31, 2015) mainly included the effects of the Merger.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	50

Earnings reserves

Earnings reserves, amounting to $4,879 million at June 30, 2016 ($5,486 million at December 31, 2015) primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 15, 2016, at the annual general meeting, CNH Industrial N.V. shareholders approved a dividend of €0.13 per common share, as recommended on March 4, 2016 by the Board of Directors. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of $201 million (€177 million).

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	(62)	1	(59)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	—	(62)	1	(59)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	(8)	(5)	17	(128)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(31)	86	(45)	170
Gains/(losses) on cash flow hedging instruments	(39)	81	(28)	42
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	113	69	221	(112)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	113	69	221	(112)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(6)	4	7	(25)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(6)	4	7	(25)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	68	154	200	(95)

Tax effect of the other components of Other comprehensive income/(loss) (C)	6	(17)	4	(14)

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	74	75	205	(168)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	51

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,
	2016			2015			2016			2015
($ million)	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	(1)	(1)	(62)	7	(55)	1	(2)	(1)	(59)	—	(59)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	—	(1)	(1)	(62)	7	(55)	1	(2)	(1)	(59)	—	(59)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(39)	7	(32)	81	(24)	57	(28)	6	(22)	42	(14)	28
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	113	—	113	69	—	69	221	—	221	(112)	—	(112)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(6)	—	(6)	4	—	4	7	—	7	(25)	—	(25)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	68	7	75	154	(24)	130	200	6	206	(95)	(14)	(109)

Total Other comprehensive income/(loss)	68	6	74	154	(17)	75	200	4	205	(95)	(14)	(168)

Share-based compensation

In the six months ended June 30, 2016 and 2015, CNH Industrial issued to selected employees approximately 1.6 and 1.2 million Restricted Share Units (RSUs), respectively, with a weighted average fair value of $7.42 and $8.33 per share, respectively, under the CNH Industrial N.V. Equity Incentive Plan approved by the AGM held on April 16, 2014.

CNH Industrial recognized total share-based compensation expense of $11 million and $22 million for the three and six months ended June 30, 2016, respectively ($11 million and $24 million for the comparable periods of 2015, respectively).

23.	Provisions

A summary of Provisions at June 30, 2016 and December 31, 2015 is as follows:

($ million)	At June 30, 2016		At December 31, 2015
Employee benefits		2,411		2,494
Other provisions:
Warranty and campaign programs	935		908
Restructuring provision	51		57
Investment provision	14		7
Other risks	2,710		2,123

Total Other provisions		3,710		3,095

Total Provisions		6,121		5,589

Total Provisions increased $532 million in the six months ended June 30, 2016, of which $81 million attributable to exchange rate differences.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	52

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks mainly include provisions for contractual and commercial risks and disputes. In particular, this item includes the provision of €495 million (equivalent to approximately $550 million at current exchange rate), recorded in the first half of 2016, in relation to the European Commission settlement. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

Employee benefits

Beginning in 2016, CNH Industrial changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively, and the impact on net interest and service costs recognized in the three and six months ended June 30, 2016 was not material. Additionally, this change does not affect the measurement of the total benefit obligations.

The following summarizes the components of Net benefit cost recognized during the three and six months ended June 30, 2016 and 2015 for post-employment benefits:

	Pension plans		Healthcare plans		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
($ million)	2016	2015	2016	2015	2016	2015
Service cost:
Current service cost	6	7	2	2	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	6	7	2	2	2	2
Net interest expense	4	5	9	11	1	1
Other costs	2	2	—	—	—	—

Net benefit cost recognized to profit or loss	12	14	11	13	3	3

	Pension plans		Healthcare plans		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2016	2015	2016	2015	2016	2015
Service cost:
Current service cost	13	14	4	4	4	4
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	13	14	4	4	4	4
Net interest expense	8	10	19	22	2	2
Other costs	3	3	—	—	—	—

Net benefit cost recognized to profit or loss	24	27	23	26	6	6

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	53

24.	Debt

An analysis of debt by nature is as follows:

($ million)	At June 30, 2016		At December 31, 2015
Asset-backed financing		12,147		12,999
Other debt:
Bonds	9,315		8,430
Borrowings from banks	4,425		4,397
Payables represented by securities	322		379
Other	202		253

Total Other debt		14,264		13,459

Total Debt		26,411		26,458

Debt decreased by $47 million over the period (decrease of $806 million, excluding exchange translation differences).

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% due in 2021. In May 2016, CNH Industrial Finance Europe S.A. issued a €500 million (equivalent to $555 million) of notes at an annual fixed rate of 2.875%, due May 2023.

The following table shows the summary of issued bonds outstanding at June 30, 2016:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,332
CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,110
CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	777
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	555
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.5%	November 12, 2025	111
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	56

Total Global Medium Term Notes					3,941

Other bonds:
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

Total Other bonds					5,300

Hedging effect and amortized cost valuation					74

Total Bonds					9,315

(1)	Bond listed on the Irish Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency. The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2015.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	54

In June 2016, CNH Industrial signed the renewal of a €1.75 billion 5 years committed revolving credit facility. The renewal extends the maturity of the previous facility of €1.75 billion from November 2019 until June 2021. Available committed credit lines expiring after twelve months amounts to approximately $3.0 billion at June 30, 2016 ($3.0 billion at December 31, 2015).

Debt secured with mortgages and other liens on assets of the Group amounts to $138 million at June 30, 2016 ($135 million at December 31, 2015); this amount included $58 million ($53 million at December 31, 2015) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $5,761 million at June 30, 2016 increased by $419 million from the amount at December 31, 2015.

26.	Other current liabilities

At June 30, 2016, Other current liabilities mainly included $2,251 million of amounts payable to customers relating to buy-back agreements ($2,147 million at December 31, 2015) and accrued expenses and deferred income of $480 million ($457 million at December 31, 2015).

27.	Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy, contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Other litigation and investigation

Since January 2011, Iveco S.p.A., our wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, CNH Industrial recorded an exceptional non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to approximately $550 million at current exchange rate). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine should be paid by Iveco within three months after notification from the Commission. As a result of this settlement, we may be subject to follow-on private litigation in various jurisdictions, the outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees, mainly on behalf of a joint venture related to commercial commitments of defense vehicles, totaling $329 million and $316 million at June 30, 2016 and December 31, 2015, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A., a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	55

statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2016, the outstanding Liabilities amounted to approximately €1.2 billion ($1.3 billion) of which €1.0 billion ($1.1 billion) consisted of bonds guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

28.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

•	Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

•	Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•	Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

•	Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, which are recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using only Operating profit of Industrial Activities calculating using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	56

Operating profit under U.S. GAAP by reportable segment for the three and six months ended June 30, 2016 and 2015 is summarized as follows:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Agricultural Equipment	301	263	391	467
Construction Equipment	17	35	31	35
Commercial Vehicles	100	67	138	68
Powertrain	66	53	119	89
Eliminations and other	(31)	(17)	(48)	(35)

Total Industrial Activities	453	401	631	624

Financial Services	119	140	249	269
Eliminations and other	(84)	(74)	(160)	(142)

Total Operating profit under U.S. GAAP	488	467	720	751

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2016 and 2015 is provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Operating profit under U.S. GAAP	488	467	720	751
Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Gains/(losses) on the disposal of investments under EU-IFRS	—	—	—	—
Other unusual income/(expenses) under EU-IFRS(*)	(50)	(11)	(554)	(11)
Financial income/(expenses) under EU-IFRS	(149)	(157)	(305)	(312)
Result from investments under EU-IFRS	(17)	16	(19)	26
Development costs	(14)	19	(54)	9
Restructuring provisions under EU-IFRS	(10)	(23)	(25)	(32)
Other adjustments	(20)	(29)	(28)	(36)

Total adjustments/reclassifications	(260)	(185)	(985)	(356)

Profit/(loss) before taxes under EU-IFRS	228	282	(265)	395

(*)	The increase in “Other unusual income/(expenses) under EU-IFRS” is attributable to exceptional non-tax deductible charges of €45 million ($49 million) and €495 million ($551 million) for the three and six months ended June 30, 2016, respectively, as a result of the European Commission settlement. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

Net income prepared under U.S. GAAP for Financial Services for three and six months ended June 30, 2016 and 2015 is provided below, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Net income of Financial Services under U.S. GAAP (A)	87	98	174	183
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	129	122	(384)	145
Eliminations and other (C)	(87)	(98)	(174)	(183)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	129	122	(384)	145
Adjustments to conform with EU-IFRS (E)(*)	(6)	55	(23)	62
Income taxes under EU-IFRS (F)	105	105	142	188
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) + (F)	228	282	(265)	395

(*)	Details about this item are provided in Note 32 “EU-IFRS to U.S. GAAP reconciliation”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	57

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item, for three and six months ended June 30, 2016 and 2015 is as follows:

Revenues

	Three months ended June 30,		Six months ended June 30,
($ million)	2016	2015	2016	2015
Agricultural Equipment	2,808	3,035	4,932	5,612
Construction Equipment	595	740	1,131	1,342
Commercial Vehicles	2,595	2,470	4,640	4,507
Powertrain	1,023	947	1,905	1,848
Eliminations and other	(571)	(558)	(1,082)	(1,050)
Net sales of Industrial Activities	6,450	6,634	11,526	12,259
Financial Services	399	423	787	836
Eliminations and other	(96)	(99)	(188)	(177)

Total Revenues under U.S. GAAP	6,753	6,958	12,125	12,918

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	133	102	236	209

Total Net Revenues under EU-IFRS	6,886	7,060	12,361	13,127

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement.

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 – Unobservable inputs for the asset or liability.

The hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels financial assets and liabilities that are measured at fair value, on a recurring basis at June 30, 2016 and at December 31, 2015:

		At June 30, 2016				At December 31, 2015
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	142	—	142	—	211	—	211

Total Assets		1	142	—	143	1	211	—	212

Other financial liabilities	(19)	—	(238)	—	(238)	—	(69)	—	(69)

Total Liabilities		—	(238)	—	(238)	—	(69)	—	(69)

In the six months ended June 30, 2016 and 2015, there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 to CNH Industrial Consolidated Financial Statements at December 31, 2015.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the Statement of financial position at June 30, 2016 and at December 31, 2015 are as follows:

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	58

		At June 30, 2016
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	9,510	9,510	9,684
Dealer financing	(18)	—	—	8,927	8,927	8,930
Finance leases	(18)	—	—	451	451	444
Other receivables from financing activities	(18)	—	—	58	58	58

Total Receivables from financing activities		—	—	18,946	18,946	19,116

Asset-backed financing	(24)	—	12,121	—	12,121	12,147
Bonds	(24)	4,148	5,471	—	9,619	9,315
Borrowings from banks	(24)	—	4,247	—	4,247	4,425
Payables represented by securities	(24)	—	319	—	319	322
Other debt	(24)	—	202	—	202	202

Total Debt		4,148	22,360	—	26,508	26,411

		At December 31, 2015
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	9,650	9,650	9,787
Dealer financing	(18)	—	—	8,608	8,608	8,611
Finance leases	(18)	—	—	564	564	557
Other receivables from financing activities	(18)	—	—	46	46	46

Total Receivables from financing activities		—	—	18,868	18,868	19,001

Asset-backed financing	(24)	—	12,989	—	12,989	12,999
Bonds	(24)	3,441	5,121	—	8,562	8,430
Borrowings from banks	(24)	—	4,194	—	4,194	4,397
Payables represented by securities	(24)	—	373	—	373	379
Other debt	(24)	—	253	—	253	253

Total Debt		3,441	22,930	—	26,371	26,458

Receivables from financing activities

The fair values of Receivables from financing is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. (fair value of $4,148 million and $3,441 million at June 30, 2016 and December 31, 2015 respectively) which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	59

30.	Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA or “the FCA Group”), Ferrari N.V. and its subsidiaries and affiliates, and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of June 30, 2016, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.35% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2016.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with EXOR S.p.A. and its subsidiaries and affiliates

In connection with the Demerger, Fiat S.p.A. (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of Fiat Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA Group.

These transactions with FCA are reflected in the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016 as follows:

	Six months ended June 30,
($ million)	2016	2015
Net revenues	416	411
Cost of sales	242	255
Selling, general and administrative costs	74	81

($ million)	At June 30, 2016	At December 31, 2015
Trade receivables	27	14
Trade payables	125	136

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	60

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO—OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Six months ended June 30,
($ million)	2016	2015
Net revenues	305	355
Cost of sales	244	178

($ million)	At June 30, 2016	At December 31, 2015
Trade receivables	114	48
Trade payables	114	141

At June 30, 2016 and December 31, 2015, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $219 million and $203 million, respectively, mainly related to IVECO—OTO MELARA Società consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2016 revenues from associates totaled $59 million ($19 million in the comparable period of 2015). At June 30, 2016 receivables arising from the revenues discussed above amounted to $18 million ($16 million at December 31, 2015). Trade payables to associates amounted to $14 million at June 30, 2016 ($14 million at December 31, 2015).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amounted to zero in the six months ended June 30, 2016 ($5 million in the comparable period of 2015). Receivables arising from these revenues amounted to zero at June 30, 2016 ($8 million at December 31, 2015). At June 30, 2016, trade payables to unconsolidated subsidiaries amounted to $1 million ($1 million at December 31, 2015).

Transactions with other related parties

In the six months ended June 30, 2016 and 2015, there were no transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $11 million and $13 million in the six months ended June 30, 2016 and 2015, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the six months ended June 30, 2016 and 2015 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $10 million and $11 million, respectively. These amounts were inclusive of the notional compensation cost for share-based payments.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	61

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2016		At December 31, 2015	Six months ended June 30, 2015
	Average	At June 30		Average	At June 30
Euro	0.896	0.901	0.919	0.896	0.894
Pound sterling	0.698	0.744	0.674	0.656	0.636
Swiss franc	0.982	0.979	0.995	0.947	0.931
Polish zloty	3.914	3.996	3.917	3.711	3.746
Brazilian real	3.701	3.233	3.960	2.968	3.101
Canadian dollar	1.330	1.296	1.388	1.235	1.237
Argentine peso	14.314	14.951	12.984	8.819	9.084
Turkish lira	2.920	2.888	2.918	2.566	2.677

32.	EU-IFRS to US GAAP reconciliation

This Semi-Annual Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP, for SEC reporting and investor presentation purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2016	2015	2016	2015
Profit/(loss) in accordance with EU-IFRS		123	177	(407)	207
Adjustments to conform with U.S. GAAP:
Development costs	(a)	14	(19)	54	(9)
Goodwill and other intangible assets	(b)	(2)	(2)	(4)	(4)
Defined benefit plans	(c)	(26)	(11)	(38)	(22)
Restructuring provisions	(d)	—	1	—	(2)
Other adjustments	(e)	22	(3)	16	(10)
Tax impact on adjustments	(f)	7	6	(3)	14
Deferred tax assets and tax contingencies recognition	(g)	(9)	(27)	(2)	(29)

Total adjustments		6	(55)	23	(62)

Net income (loss) in accordance with U.S. GAAP		129	122	(384)	145

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	62

Reconciliation of Total Equity

($ million)	Note	At June 30, 2016	At December 31, 2015
Total Equity in accordance with EU-IFRS		6,796	7,217

Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,545)	(2,536)
Goodwill and other intangible assets	(b)	110	113
Defined benefit plans	(c)	20	—
Restructuring provisions	(d)	5	5
Other adjustments	(e)	13	(2)
Tax impact on adjustments	(f)	737	729
Deferred tax assets and tax contingencies recognition	(g)	(708)	(683)

Total adjustments		(2,368)	(2,374)

Total Equity in accordance with U.S. GAAP		4,428	4,843

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended June 30, 2016 and 2015, under EU-IFRS the Group capitalized $111 million and $127 million, respectively of development costs and amortized $125 million and $108 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the second quarter of 2016 and 2015). In the six months ended June 30, 2016 and 2015, under EU-IFRS the Group capitalized $191 million and $225 million, respectively, of development costs and amortized $245 million and $216 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first half of 2016 and 2015).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350—Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, EU-IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the second quarter of 2016, in the first half of 2016 and in the corresponding periods of 2015.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	63

(d)	Restructuring provisions

The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2015. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

33.	Subsequent events

CNH Industrial has evaluated subsequent events through August 2, 2016, which is the date the financial statements were authorized for issuance. No significant events have occurred, except for the European Commission settlement as disclosed under Note 27 “Commitments and contingencies”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2016	64

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2016 Semi-Annual Report inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 26, 2016

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Responsibility Statement	65